東方有色集團有限公司
ONFEM HOLDINGS LIMITED


02028916

24th April, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH. D.C. 164 SECTION

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 23rd April, 2002 of the Company in respect of the final results for the year ended 31st December, 2001.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Eva Siu
Company Secretary
Encl.

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

NANCIAL RESULTS

e Board of Directors (the "Directors") of ONFEM Holdings Limited (the "Company") would like to aounce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ded 31 December 2001 together with comparative figures in 2000, which are presented as follows:

nsolidated Income Statement

	Notes	Year ended 31 December 2001 HK$'000	2000 HK$'000
rnover	3	315,580	470,641
st of sales		(297,006)	(364,674)
oss profit		18,574	105,967
her revenues		26,881	40,309
stribution costs		(3,837)	(9,111)
lministrative expenses		(205,717)	(142,678)
her operating expenses		(1,823)	(4,792)
oss) Gain on revaluation of investment properties		(36,500)	31,300
ovision for impairment in value of non-trading securities		(140,047)	—
ovision for loan to intermediate holding company		(23,803)	—
ovision for bad and doubtful debt-sundry debtor		(20,000)	—
eversal of provision for impairment in value of deposit on property		12,000	—
ain on liquidation/disposal of a subsidiary		200	1,815
oss) Profit from operations	4	(374,072)	22,810
nance costs		(8,731)	(14,505)
oss) Profit before tax		(382,803)	8,305
come tax expense	5	(13,944)	(2,391)
oss) Profit after tax		(396,747)	5,914
inority interests		23,013	5,611
et (loss) profit for the year		(373,734)	11,525
ividends	6	—	—
oss) Earnings per share			
asic (loss) earnings per share *(cents)*	7	(48.40)	1.49

otes:

. CONTROLLING SHAREHOLDER

On 10 April 2002, the High Court of the Hong Kong Special Administrative Region ("HKSAR") ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co., be appointed with immediate effect as the provisional liquidators of China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), the controlling shareholder of the Company for the time being. The Company has already requested the provisional liquidators to keep the Company informed of any material development of CNMG which may have an impact on the Company.

. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

In the current year, the Group has adopted, for the first time, the following new and revised SSAPs issued by the Hong Kong Society of Accountants:

SSAP 9 (Revised)	Events after the balance sheet date
SSAP 14 (Revised)	Leases
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

ADJUSTMENT RETROSPECTIVELY APPLIED UPON ADOPTION OF NEW ACCOUNTING STANDARD IN HONG KONG

In accordance with the provisions of Interpretation 13 "Goodwill - continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves", assessments of impairment of goodwill *also apply to goodwill previously eliminated against contributed surplus which has not been restated at the* time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against contributed surplus is to be recognised as an expense in the income statement. The amendments to SSAP 30 and the provisions of Interpretation 13 are required to be reflected in accordance with the requirements of SSAP 2 and the transitional provisions in SSAP 30.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to contributed surplus. As a result, the Group has retrospectively restated their previously reported contributed surplus and retained earnings as at 31 December 2000 by HK$170,485,000 for the impairment of goodwill arising from the acquisitions of subsidiaries.

Accordingly, certain comparative figures for the prior year have been restated in order to achieve a consistent presentation.

3. SEGMENT INFORMATION

The Group comprises the following main business segments:

Manufacturing and trading:	The manufacturing and trading of oil and chemical products and fire proof materials.
Construction contracts:	The design and installation of curtain walls and aluminium windows. The construction work related to electrical and mechanical engineering and contracting business.
Property leasing:	The leasing of premises to generate rental income and to gain from the *appreciation in the properties' values in long term.*
Property development:	Development of residential and commercial properties in the PRC.
Securities investment and trading:	Trading and investment of securities.

An analysis of the Group's revenue and results by business and geographical segments is as follows:

Business segments:

2001

	Construction contracts HK$'000	Manufacturing and trading HK$'000	Property leasing HK$'000	Property development HK$'000	Securities Investment and trading HK$'000	Others HK$'000	Total HK$'000
Revenue							
Sales to external customers	252,014	50,598	12,083	—	885		315,580
Inter-segment sales	—	—	—	—	—		—
Total turnover	252,014	50,598	12,083	—	885		315,580
Result							
Segment result	(160,916)	(6,573)	(41,945)	(126)	(138,367)		(347,927)
Unallocated corporate (expenses) income, net							(26,145)
(Loss) Profit from operations							(374,072)
Finance costs							(8,731)
Income taxes							(13,944)
Minority interests							23,013
(Loss) Profit attributable to shareholders							(373,734)

2000

	Construction contracts HK$'000	Manufacturing and trading HK$'000	Property leasing HK$'000	Property development HK$'000	Securities Investment and trading HK$'000	Others HK$'000	Total HK$'000
Revenue							
Sales to external customers	395,315	62,604	11,993	—	729		470,641
Inter-segment sales	—	—	—	—	—		—
Total revenue	395,315	62,604	11,993	—	729		470,641
Result							
Segment result	(9,131)	(3,032)	34,017	(2,233)	(168)		19,449
Unallocated corporate (expenses) income, net							3,361
Profit (Loss) from operations							22,810
Finance costs							(14,505)
Income taxes							(2,391)
Minority interests							5,611
(Loss) Profit attributable to shareholders							11,525

Geographical Segments:

	2001 HK$'000 Turnover	2000 HK$'000 Turnover
Hong Kong and Macau	142,401	208,127
The People's Republic of China	173,179	261,599
Japan and other Southeast Asian countries	—	915
	315,580	470,641

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is presented of the profit contributions from the above geographical locations.

4. (LOSS) PROFIT FROM OPERATIONS

(Loss) Profit from operations is determined after (crediting) and charging the following:

	2001 HK$'000	2000 HK$'000
Depreciation of property, plant and equipment	6,580	7,248
Provision for net realisable value of machinery held for sale	3,714	—
Provision for gross amount due from customer for contract work	11,935	—
Impairment loss of property, plant and equipment	7,543	3,069
Loss on disposal of property, plant and equipment	100	152
Provision for bad and doubtful debts (excluding sundry debtor)	47,744	5,205
Provision for inventory obsolescence	5,236	347
Unrealised (gain) loss on revaluation of trading securities	(1,011)	822
Gross rental and management fee income from investment properties	(12,083)	(11,993)

5. INCOME TAX EXPENSES

No provision for Hong Kong profits tax has been made as the Group had no assessable profit for the year (2000: Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profit derived from Hong Kong). Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

	2001 HK$'000	2000 HK$'000
Hong Kong profits tax		
Provision	—	730
Under-provision in prior years	544	488
Overseas taxation	13,400	1,173
	13,944	2,391

6. DIVIDEND

The Directors do not recommend the payment of dividend for the year ended 31 December 2001 (2000: Nil).

7. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share has been calculated based on the audited consolidated loss for the year attributable to ordinary shareholders of approximately HK$373,734,000 (2000: profit of approximately HK$11,525,000) and the weighted average number of 772 181,783 shares (2000: 772,181,783 shares) in issue during the year.

No disclosure of the diluted earnings per share has been made as there were no potential dilutive shares in existence for 2001 and 2000.

Consolidated Balance Sheet

	Year ended 31 December 2001 HK$'000	2000 HK$'000
Non-current assets	315,494	483,099
Current assets	871,162	1,113,647
Current liabilities	(508,563)	(502,856
Net current assets	362,599	610,791
Total assets less current liabilities	678,093	1,093,890
Non-current liabilities	(5,958)	(42,490
	672,135	1,051,400
Capital and reserves		
Share capital	77,218	77,218
Other reserves	1,011,922	993,388
Accumulated deficit	(453,021)	(77,890
	636,119	992,716
Minority interests	36,016	58,684
	672,135	1,051,400

DEBT AND MATURITY PROFILE

The balance of total outstanding debts as at 31 December 2001 was approximately HK$208 million (2000: approximately HK$230 million).

The maturity profile of the Group's gross debt at 31 December 2001 was as follows:

	2001 HK$'000	2000 HK$'000
Repayable:		
— within one year	204,631	189,812
— in the second year	193	36,631
— in the third to fifth years	758	722
— beyond five years	2,423	2,739
	208,005	229,904

The Group obtained its source of fund through various means in order to maintain a balance between cost and risks. Apart from the fund generated from normal operations and cash deposited at bank and on hand, the Group also obtained its source of fund from bank loans and overdrafts amounted to approximately HK$206 million as at 31 December 2001 (2000: approximately HK$228 million).

FINANCIAL RISK AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources, extension of credit period and dispersal of maturity dates. For the year ended 31 December 2001, total finance costs amounted to approximately HK$9 million, a decrease of 40% as compared with approximately HK$15 million in 2000.

As at 31 December 2001, the Group had outstanding bank loans denominated in Renminbi ("RMB") and US dollar ("US$") of approximately RMB65 million (2000: approximately RMB45 million) and approximately US$5 million (2000: approximately US$12 million) respectively. The remaining outstanding bank loans were denominated in Hong Kong dollar.

CONTINGENT LIABILITIES

The Group has provided guarantees for banking facilities granted to subsidiary companies. As at 31 December 2001, the guarantees given to banks by the Company in respect of banking facilities extended to certain subsidiary companies amounting to approximately HK$255 million (2000: approximately HK$221 million) while guarantees given to employers of construction contracts by the Group in respect of obligations arising from the construction contracts amounting to approximately HK$93 million (2000: approximately HK$85 million).

GROUP ASSETS CHARGING

As at 31 December 2001, the Group pledged certain properties with an aggregrate carrying value of HK$237,092,000 (2000: HK$273,773,000). Besides, cash at bank amounting to approximately HK$114,168,000 (2000: HK$89,019,000) and approximately HK$132,598,000 (2000: HK$118,516,000) have been pledged by the Company and the Group respectively to bankers as securities for general banking facilities granted to certain subsidiary companies and for issuance of performance bonds in favour of customers.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial condition remains healthy. As of 31 December 2001, its gearing ratio was maintained at 17.5% (31 December 2000: 14.4%). Its cash on hand and bank balances amounted to approximately HK$412 million (31 December 2000: approximately HK$484 million).

SUMMARY OF AUDITORS' REPORT

The auditors' report on the Group's financial statements for the year ended 31 December 2001 shows a qualified opinion because of the limitation in evidence available to the auditors relating to assessing the following investment:

"Limitation of Audit Scope

The Group held approximately 15.3 per cent. of the common stock of the Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands, with an original investment cost of approximately HK$244 million. The carrying value of this investment was approximately HK$122 million as at 31 December 2000. The Group made a further provision of approximately HK$122 million during the year such that this investment was fully provided for as at 31 December 2001. Pursuant to a winding up order issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. As such, the Group was unable to provide adequate financial information for us to assess the fair value of GBRE or GBFE. There were no other satisfactory audit procedures that we could adopt to obtain sufficient evidence to determine the fair value of the investment.

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence to determine the fair value of the investment in GBRE, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance."

RESULTS AND BUSINESS REVIEW

Results

The Group recorded turnover of HK$315,580,000 for the year ended 31 December 2001, a decrease of 33% as compared with last year. The loss attributable to shareholders for the year under review was HK$373,734,000.

For the financial year 2001, the Group incurred a loss, compared with the profit recorded in 2000. The persistent sluggish external economies had dealt negative impact on the performance of the Group's subsidiaries. During the same period, the Group had to make substantial provision for the valuation of the ONFEM Tower, the Greater Beijing Region Expressways Project and investment securities. However, the Group's financial position remains sound.

Business Review

1. **Manufacturing and Trading of Industrial Lubricant Products**

Jaeger Oil & Chemical Holdings Limited ("Jaeger")

During the year, Jaeger's performance was lacklustre, mainly due to a rapid economic downturn in Europe, the United States and over the world. A large number of overseas buyers delayed confirmation of orders or even cancelled orders. At the same time, producers in the mainland shifted to less expensive brands, forcing petrochemical suppliers to slash prices in a bid to survive in the highly competitive environment.

In 2001, Jaeger actively developed the Central and Northern China markets, setting up distribution networks in Wuxi, Changzhou, Suzhou, Wuhan and Nanjing respectively. In recent months, as the Chinese government embarked on policies to accelerate the development of the Western region, Jaeger was quick to recognize the potential and subsequently set up distribution networks in the major industrial cities of Hanzhong, Chongqing and Chengdu. As regards overseas markets, Jaeger has also taken active steps to penetrate the Southeast Asian countries, with distribution agencies being appointed in Singapore, Malaysia and Thailand respectively by the end of 2001.

In addition, as the trend of Hong Kong industries shifting their manufacturing bases to the North continues, Jaeger is currently engaging in full-scale product development, in a bid to expand the retail and consumer markets in Hong Kong. Since May 2001, when Jaeger successfully re-gained the sole distributorship in Hong Kong and China of Nichibei's range which is the top range of die-casting product series in Japan, sales and marketing activities on the Nichibei line have been resumed.

In the past two years, Jaeger has also striven to explore more revenue sources while implementing stringent cost control, with satisfactory results. It is expected that business in Southern China will grow as the economic condition in Europe and the U.S. improves.

2. **Specialized Construction Contracting**

Condo Group Limited ("Condo")

The aftermath of the Asian financial crisis still looms large over Hong Kong's property market. The application of curtain walls on local commercial buildings sharply decreased in the recent years. This has meant a further blow to the construction industry. Cut-throat competition prompted several rounds of price war. In 2001, Condo recorded gross turnover of approximately HK$138,610,000.

In response to the changing local market, Condo decides to diversify risks and to shift its focus to the mainland market with huge potential. During the year, Condo started to offer its consistently high quality products and designs to mainland development projects, either with investment from Hong Kong property developers or with participation from Hong Kong architects. Condo has set its primary target for the coming few years on prime curtain wall projects in major cities in China.

Polycrown Engineering (Holdings) Limited ("Polycrown")

In 2000, Polycrown succeeded in winning two major E&M subcontracts: for the West Residen Apartment of Beijing Oriental Plaza and Container Port Terminal No. 9 in Hong Kong. During 2C Polycrown concluded contracts for several other E&M projects, including: the Chongqing Times Squ. Tai Wai Depot of the KCRC East Rail and Mei Foo Station of the KCRC West Rail. Value of contr in hand as at 31 December 2001 was approximately HK$266,675,000.

As regards environmental protection business, Polycrown has accumulated two years of experienc market development and product promotion, and has now designated a number of equipment systems as the focus for future development. Amongst these, the energy-saving heat pump and ener saving water heater have successfully penetrated the Hong Kong market. The marketing campaign solar electric power system has also been initiated. Since the government of the HKSAR is acti promoting the use of energy-efficient products, this will be conducive to the marketing and sale these products. Market for environmental protection products in China presents even more promis opportunities. Beijing's hosting of the 2008 Olympics and China's accession to the WTO are desti to prompt the Chinese government to put the issue of tackling the problems caused by environme pollution on the top of the agenda. Polycrown has conducted preliminary research and testing relevant markets and products. This is expected to bring positive results given the right opportunity decision.

Enful Holdings Limited ("Enful")

Enful's turnover for the year 2001 recorded a remarkable increase of 29%, attributable largely t number of consolidation measures adopted in early 2000. The current much improved operational management systems have greatly enhanced Enful's competitiveness, driving a big leap in turnover. During the year, Enful successively concluded agreements with several well-established companies. Th are expected to bring steady revenue for Enful. Apart from its original core business (manufacturin complete line of wooden doors under the brandname of "Bridgman"), Enful is also involved in timber other wood products; both of these are showing benefits to Enful in terms of economies of scale. With reg to acoustic business, Enful secured two more contracts in early 2002 for the Yuen Long and Long P Stations subsequent to being awarded the contract for the Tin Shui Wai Station of West Rail.

Enful's business in China has also seen steady growth, with increasing orders coming in. In 2001, r production equipment had been installed to meet the escalating demand and the overheads conseque reduced. At the end of the year, value of contracts in hand amounted to approximately HK$35,000,0

To coincide with future development, Enful set up a management centre in Dongguan towards the of 2001. The centre applies the latest information technology to centralize information and resour management of various offices in China and Hong Kong so as to enable senior management to m. timely and appropriate responses and decisions with real-time information. Capitalizing on its exist network in the greater China market, Enful will be able to effectively tap the lucrative potential brou by China's accession to the WTO and the 2008 Beijing Olympics. We are confident that even be performance could be achieved in the coming year.

3. **Property Development and Management**

ONFEM Tower, 29 Wyndham Street, Central

As of December 2001, the occupancy rate of ONFEM Tower was maintained at the level of 87 tenants include international and multinational conglomerates which maintain their representative offi in Hong Kong. During the year, rental income and quality of tenants remain satisfactory, bring rental revenue of HK$12,083,000 for the Group. In view of the structural change in the Hong K economy, senior management is actively stepping up effort in leasing and estate management.

The Garret, a residential project in Sydney, Australia

The Group anticipates that the remaining penthouse suites will be disposed of in the imminent fut and the total investment cost will be recouped. The estimated total sales proceeds is A$1,700,000.

Hai Tian Garden, Zhuhai, China

The unique geographical location of Zhuhai and the policy to position itself as a hub for new and h technological industries are strong attractions to foreign investors. The resulting greater demand for residen and commercial properties will in turn benefit the development of the Zhuhai real estate market.

At present, the Zhuhai Hai Tian Garden project invested by the Group has basically completed work the substructure.

4. **Infrastructure Investment**

Greater Beijing Region Expressways Limited ("GBRE")

A winding up order was issued by the High Court of the HKSAR against Greater Beijing Fi Expressways Limited, a wholly-owned subsidiary of GBRE, on 12 June 2000. Since the issue of t abovementioned winding up order, all the financial information is withheld by the liquidator. T Group will pay close attention to the progress of the liquidation so as to protect the interests of t Group.

FINANCIAL POSITION

The Group's financial condition remains healthy. As at 31 December 2001, its cash on hand and ba balances amounted to approximately HK$412 million (2000: approximatley HK$484 million).

EMPLOYEES

As at 31 December 2001, the Group employed 657 staff. The amount of the remunerations paid during year was approximately HK$71,267,000. The Company adopted a pay policy in line with market practi and remuneration was determined with reference to the performance and experience of individual employe The shareholders of the Company approved a share option scheme for executives (the "Scheme") on September, 1993. The Scheme was tailor-made for the executives and senior staff of the Group. Under t Scheme, the Directors of the Company have the authority at their discretion to invite executives and seni staff of the Group to take up options to subscribe for shares in the Company according to the terms a conditions of the Scheme.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 28 May 2002 to Friday, 31 M 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify attending the annual general meeting, all share certificates with completed transfer forms either overleaf separately, must be lodged with the Company's Hong Kong Branch Registrars, Central Registration Ho Kong Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong r later than 4:00 p.m. on Monday, 27 May 2002.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice (the "Code of Best Practice") as set out Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchan of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31 December 2001 except that t Non-executive Directors of the Company are not appointed for a specific term as they are subject to retireme by rotation and re-election at the annual general meeting of the Company in accordance with the Company Bye-laws.

AUDIT COMMITTEE

In March 1999, the Board of Directors resolved to establish an audit committee with written terms reference and appointed two Independent Non-executive Directors of the Company, Mr. Lam Chun, Dani and Ms. Tam Wai Chu, Maria, as members of the committee pursuant to the Code of Best Practice. Duri the year, the audit committee convened five meetings and made various recommendations.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company listed securities during the year.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

Financial and other information in respect of the Company required by paragraphs 45(1) to 45(3) of Append 16 of the Listing Rules will be published on the Stock Exchange's website at the appropriate time.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 23 April 2002

website: http://www.onfem.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at Song Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Friday, 31st May, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.
2. To re-elect the retiring Director and to fix the remuneration of Directors.
3. To fix a maximum number of Directors at 8 and to authorize the Directors to appoint additional Directors up to such maximum number.
4. To re-appoint Messrs. Arthur Andersen & Co. as the Auditors for the ensuing year and to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph 5(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph 5(a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution plus (bb) (if the Directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this Resolution) and the said approval to the Directors in paragraph 5(a) shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

   "Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognized regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT

   (a) subject to paragraph 6(b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 6(c) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval to the Directors in paragraph 6(a) above shall be limited accordingly;

   (c) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

   "THAT conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

8. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 23rd April, 2002

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.
3. The Register of Members will be closed from Tuesday, 28th May, 2002 to Friday, 31st May, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Central Registration Hong Kong Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 27th May, 2002.

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

截至二零零一年十二月三十一日止年度
業績公佈

財務業績

東方有色集團有限公司(「本公司」)董事會謹宣佈截至二零零一年十二月三十一日止年度本公司及其附屬公司(「本集團」)經審核綜合業績，並與二零零零年之比較數字如下：

綜合收益表

	附註	截至十二月三十一日止年度 二零零一年 千港元	二零零零年 千港元
營業額	3	315,580	470,641
銷售成本		(297,006)	(364,674)
毛利		18,574	105,967
其他收入		26,881	40,309
分銷費用		(3,837)	(9,111)
行政費用		(205,717)	(142,678)
其他經營開支		(1,823)	(4,792)
投資物業重估(虧損)收益		(36,500)	31,300
非買賣證券減值撥備		(140,047)	—
居間控股公司貸款撥備		(23,803)	—
應收款項及呆壞賬撥備 — 其他應收款		(20,000)	—
物業按金減值撥備撥回		12,000	—
清盤／出售一間附屬公司之收益		200	1,815
經營(虧損)溢利	4	(374,072)	22,810
財務成本		(8,731)	(14,505)
除稅前(虧損)溢利		(382,803)	8,305
所得稅開支	5	(13,944)	(2,391)
除稅後(虧損)溢利		(396,747)	5,914
少數股東權益		23,013	5,611
年內淨(虧損)溢利		(373,734)	11,525
股息	6	—	—
每股(虧損)盈利			
每股基本(虧損)盈利(*仙*)	7	(48.40)	1.49

附註

1. **控股股東**

香港特別行政區(「香港」)高等法院於二零零二年四月十日頒令委任Ferrier Hodgson & Co. 的兩位主管John Lees及Desmond Chiong為本公司現時之控股股東—中國有色金屬(香港)集團有限公司(「中國有色香港」)的臨時清盤人，即時生效。本公司已要求臨時清盤人知會本公司有關中國有色香港而對本公司有影響的任何重大發展。

2. **採納會計實務準則(「會計實務準則」)**

於本年度，本集團首次採納以下由香港會計師公會頒佈全新及經修訂之會計實務準則：

會計實務準則 第9條(經修訂)	結算日後事項
會計實務準則 第14條(經修訂)	租賃
會計實務準則 第26條	分類報告
會計實務準則 第28條	撥備、或然負債及或然資產
會計實務準則 第29條	無形資產
會計實務準則 第30條	業務合併
會計實務準則 第31條	資產減值
會計實務準則 第32條	綜合財務報表及於附屬公司之投資之會計處理

因採納新的香港會計準則而進行之追溯調整

根據釋義第13條「商譽 — 就先前於儲備內對銷/列入儲備之商譽及負商譽之持續規定」之條文，商譽減值估算亦適用於前期於撥入盈餘撤銷且於採納會計實務準則第30條時尚未重列之商譽。前期於撥入盈餘內所撇銷之商譽之任何減值虧損可在收益表內確認為一項開支。根據會計實務準則第30條之暫行規定及第2條，會計實務準則第30條之修訂及釋義第13條須予反映。

本集團已估算其資產之公平值，包括前期已列入撥入盈餘之有關商譽。由此，本集團已就進行收購時所產生之商譽減值追溯重列前期撥入盈餘及二零零零年十二月三十一日之保留盈余，調整總額為170,485,000港元。

因此，為符合一致之呈報方式，上一年度的若干比較數字已予重列。

3. **分類資料**

本集團擁有以下主要業務分類：

製造及貿易： 石油、化工產品及防火材料製造及貿易

與上述地理區域有關之營業額及溢利之間比例關係並無重大差異，故並無對來自上述地區域之溢利貢獻進行分析。

4. **經營(虧損)溢利**

經營(虧損)溢利經(計入)及扣除以下各項後釐定：

	二零零一年 千港元	二零零零年 千港元
物業、廠房及設備折舊	6,580	7,248
持作出售機器可變現淨值撥備	3,714	—
關於合約工程應收客戶款項總額之撥備	11,935	—
物業、廠房及設備減值之虧損	7,543	3,069
出售物業、廠房及設備虧損	100	152
呆壞帳撥備(不包括其他應收款)	47,744	5,205
陳舊存貨撥備	5,236	347
買賣證券重估之未變現(收益)虧損	(1,011)	822
投資物業之租金及管理費收入總額	(12,083)	(11,993)

5. **所得稅開支**

由於本集團本年度無應課稅溢利，故並無作出香港利得稅撥備(二零零零年：就香港產生之估計應課稅溢利按16%稅率作出香港利得稅撥備)。海外稅項就各司法管轄區之應課稅溢利按現行稅率計算。

	二零零一年 (千港元)	二零零零年 (千港元)
香港利得稅		
撥備	—	730
過去年度撥備不足	544	488
海外稅項	13,400	1,173
	13,944	2,391

6. **股息**

董事會不建議派發截至二零零一年十二月三十一日止年度之股息(二零零零年：無)。

7. **每股(虧損)盈利**

每股基本(虧損)盈利乃按經審核股東應佔綜合虧損約373,734,000港元(二零零零年：溢利約11,525,000港元)及年內已發行普通股加權平均數目為772,181,783股(二零零零年：772,181,783股)之基準而計算。

由於本年度並無潛在攤薄股份(二零零零年：無)，故無披露每股攤薄(虧損)盈利數字。

綜合資產負債表

	於十二月三十一日 二零零一年 千港元	二零零零年 千港元
非流動資產	315,494	483,099
流動資產	871,162	1,113,647
流動負債	(508,563)	(502,856)
淨流動資產	362,599	610,791
資產減流動負債總額	678,093	1,093,890
非流動負債	(5,958)	(42,490)
	672,135	1,051,400
資本及儲備		
股本	77,218	77,218
其他儲備	1,011,922	993,388
累計虧損	(453,021)	(77,890)
	636,119	992,716
少數股東權益	36,016	58,684
	672,135	1,051,400

債項及還款期分析

於二零零一年十二月三十一日之未償還債項總額約為208,000,000港元(二零零零年：約230,000,000港元)。本集團於二零零一年十二月三十一日之總債項及還款期分析如下：

	二零零一年 千港元	二零零零年 千港元
應於下列期間償還：		
—一年內	204,631	189,812
—二年	193	36,631
—三至五年	758	722
—五年以上	2,423	2,739
	208,005	229,904

業務回顧

1. **工業油脂產品生產與貿易**

積架石油化工集團有限公司(「積架」)

年內，積架業績未如理想，主要是由於歐美以至全球經濟急速放緩，海外買家紛紛延遲或取消訂單。國內生產商則轉用廉價品牌，令各石油化工產品供應商大幅降價以圖生存。

於二零零一年，積架積極開發華中及華北地區市場，於無錫、常州、蘇州、武漢及南京設立分銷網。近期，積架亦看準中國政府加速開發西部，於漢中、重慶及成都等主要工業城市設立分銷網。海外市場方面，積架積極進軍東南亞地區，並已於年底在新加坡、馬來西亞及泰國設立分銷商。

此外，在香港工業北移的大趨勢下，積架現正埋首產品開發，務求擴大香港的零售及消費產品市場。自五月重奪日本頂級壓鑄系列—「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架亦正重新展開「日米」系列產品的銷售工作。

積架近兩年努力開源節流，成效漸顯，預料華南業務將會隨歐美經濟的復甦逐步回升。

2. **專業建築**

瑞和集團工程有限公司(「瑞和」)

由於本港地產市道仍受金融風暴陰霾籠罩，商廈近年又大幅減少採用玻璃幕牆，建築業可謂雪上加霜。白熱化的競爭更觸發了多輪減價戰。年內，瑞和的總營業額約為138,610,000港元。

為了適應本地市場的變化，瑞和決定分散風險，轉攻具龐大發展潛力的國內市場，針對由香港地產發展商或建築師所參與的國內發展項目，提供一貫的優質產品及設計，並以國內重要城市的優質幕牆工程為瑞和未來數年的主要目標。

多利加工程集團有限公司(「多利加」)

多利加繼上年度承接了北京東方廣場西公寓及香港九號集裝箱碼頭這兩個大型機電分包工程後，年內又取得國內及香港多項機電工程項目，包括：重慶時代廣場工程、香港東鐵支線大圍車廠及西鐵美孚車站工程，截至二零零一年十二月三十一日，手頭合約的價值約為266,675,000港元。

環保業務方面，多利加累積了兩年的市場及產品開拓經驗，目前已鎖定幾種設備及系統作重點發展。其中熱泵節能熱水器產品已成功進入香港市場，另太陽能產品的推廣亦正起步。由於港府大力推動節能產品的應用，相信有助該產品的推廣及銷售。國內的環保市場更見商機處處，2008年奧運會及"入世"效應促使國家對環境污染問題的治理嚴加重視。多利加現已初步進行有關市場和產品的研究及測試，把握良機，相信會逐漸見到成績。

銀豐集團有限公司(「銀豐」)

銀豐本年度營業額較去年大幅上升29%，歸功於二零零零年初開始展開的一系列整頓措施。銀豐現時的經營及管理模式均已顯著改善，競爭能力大大提高，令營業額得以上揚。

年內，銀豐先後與多家具雄厚實力的公司簽訂協議，相信可為銀豐帶來穩定收益。除了原來的核心業務(即以「百聞牌」出產全系列木門)外，銀豐亦涉足木材及木器製品，兩者開始發揮相輔相承的規模效益。至於環保吸音工程，繼西鐵天水圍站後，銀豐於二零零二年初更取得元朗及朗屏站工程合約。

銀豐在國內的業務亦穩步上揚，訂單與日俱增。年內更添置了生產設備，以適應不斷增長的生產需要，而整體成本亦大幅下調。截至年底，銀豐在手合約的價值約35,000,000港元。

為配合未來業務發展需要，銀豐特於二零零一年底在東莞成立管理中心，應用最新資訊科技，統籌中港各區辦事處的資訊及資源管理，為銀豐提供即時資訊，讓管理層能作出及時、適當的反應和決策。憑藉其大中華市場的既有網絡，銀豐將可掌握中國入世和申奧成功的無限商機，深信來年發展將漸入佳境。

3. **地產發展及物業管理**

中環雪廠街29號東方有色大廈

截至二零零一年十二月止，東方有色大廈的出租率維持於87%的水平，租客包括國際性和跨國企業的駐港辦事處。年內，收租情況和租客質素理想，為本集團帶來12,083,000港元的租金收益。管理層意識到香港經濟的轉變，正積極加強租務和大廈管理工作。

澳洲悉尼住宅發展項目—雅景軒

本集團預計能在短期內出售餘下的頂樓複式住宅物業，收回全部投資，預計總銷

3. 分類資料

本集團現有以下主要業務分類：

製造及貿易：	石油、化工產品及防火材料製造及貿易
建築合約：	設計及安裝玻璃幕牆及鋁材窗、機電工程施工及建築業務
物業租賃：	從出租物業賺取租金收入並自物業長期升值中提取收益
物業發展：	於中國國內的住宅和商業物業的發展
證券投資及買賣：	買賣及投資證券

本集團按業務及地區分類之收入及業績分析如下：

按業務分類：

二零零一年

	建築合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	其它 千港元	合計 千港元
收入							
向外部客戶所作銷售	252,814	50,598	12,083	—	885		315,580
部門之間銷售額	—	—	—	—	—		—
營業額	252,814	50,598	12,083	—	885		315,580
業績							
分類業績	(160,916)	(6,573)	(41,945)	(126)	(138,367)		(347,927)
未分攤之公司淨開支							(26,145)
經營(虧損)／溢利							(374,072)
財務成本							(8,731)
稅項							(13,944)
少數股東權益							23,013
股東應佔稅後虧損							(373,734)

二零零零年

	建築合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	其它 千港元	合計 千港元
收入							
向外部客戶所作銷售	395,315	62,604	11,993	—	729		470,641
部門之間銷售額	—	—	—	—	—		—
營業額	395,315	62,604	11,993	—	729		470,641
業績							
分類業績	(9,135)	(3,032)	34,017	(2,233)	(168)		19,449
未分攤之公司淨收入							3,361
經營溢利(虧損)							22,810
財務成本							(14,505)
稅項							(2,391)
少數股東權益							5,611
股東應佔稅後(虧損)溢利							11,525

按地區分類：

	二零零一年 千港元 營業額	二零零零年 千港元 營業額
香港及澳門	142,401	208,127
中華人民共和國	173,179	261,599
日本及其他東南亞國家	—	915
	315,580	470,641

二至五年	758	722
五年以上	2,423	2,739
	208,005	229,904

本集團透過各種方式獲得資金來源，以維持成本與及風險之間的平衡。截至二零零一年十二月三十一日止，除來自一般營運之資金、銀行存款以及手頭現金外，本集團亦透過銀行貸款及透支獲得資金約206,000,000港元(二零零零年：約228,000,000港元)。

財務風險及管理

本集團財務風險管理策略包括資金來源多元化、延長信貸期限及分散還款到期日。截至二零零一年十二月三十一日止年度，財務成本總額約為9,000,000港元，與二零零零年之約15,000,000港元相比，下降40%。

於二零零一年十二月三十一日，本集團以人民幣及美元列值之未償還銀行貸款分別約為人民幣65,000,000元(二零零零年：約人民幣45,000,000元)及約5,000,000美元(二零零零年：約12,000,000美元)。餘下之未償還銀行貸款乃以港元列值。

或然負債

本集團曾為附屬公司所獲銀行信貸向銀行提供擔保。於二零零一年十二月三十一日，本集團為若干附屬公司所獲銀行信貸而向銀行提供之擔保為數約255,000,000港元(二零零零年：約221,000,000港元)，本集團就建築合約責任而向建築合約僱主提供之擔保為數約93,000,000港元(二零零零年：約85,000,000港元)。

抵押本集團資產

於二零零一年十二月三十一日，本集團抵押若干物業之總值為237,092,000港元(二零零零年：273,773,000港元)。此外，本公司與本集團分別將約114,168,000港元(二零零零年：約89,019,000港元)及約132,598,000港元(二零零零年：118,516,000港元)的現金存款抵押予銀行，作為若干銀行為本集團若干附屬公司提供一般銀行備用信貸及向客戶發出履約保函的抵押品。

流動資金及財務資源

本集團之財務狀況良好。於二零零一年十二月三十一日，其資本負債率保持為17.5%(於二零零零年十二月三十一日：14.4%)。其手頭現金及銀行結餘合共約為412,000,000港元(於二零零零年十二月三十一日：484,000,000港元)。

核數師報告概要

就本集團截至二零零一年十二月三十一日止年度之財務報告，核數師報告中載有保留意見，乃由於核數師評估下列投資所獲得提供資料之限制所致：

「審核範圍之限制

集團持有京城高速公路有限公司(「京城」)之普通股份約為百分之十五點三。京城乃一間於英屬處女島成立之公司，集團之總投資金額約為二億四千四百萬港元。截至二零零零年十二月三十一日止之賬面淨值約為一億二千二百萬港元。集團在本年度再作約一億二千二百萬元之撥備，使此項投資在二零零一年十二月三十一日時已全數撥備。京城之主要全資附屬公司京冠高速公路有限公司(「京冠」)於二零零零年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，由於所有財務資料由清盤官接管，集團未能提供足夠財務資料以使我們可釐定京城或京冠之合理價值，我們亦沒法進行其他滿意之核數程序以取得足夠證據以釐定該投資之合理價值。

除本行若能獲得集團於京城投資之充份憑證以釐定其合理價值，而可能須作出任何調整外，本行認為財務報告已真實與公平地反映公司及集團於二零零一年十二月三十一日之財政狀況及集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定妥善編製。」

業績及業務回顧

業績

本集團截至二零零一年十二月三十一日止之營業額為315,580,000港元，較上年度下降33%。於回顧年度，股東應佔虧損達373,734,000港元。

與二零零零年錄得盈利比較，本集團於二零零一年財政年度轉盈為虧，一方面是因為旗下附屬公司的業務受到外圍經濟持續低迷的負面影響，另一方面是由於本集團期內須為東方有色大廈的估值、京城高速公路項目及證券投資作大幅撥備。雖然如此，本集團財務狀況仍然良好。

大廈管理工作。

澳洲悉尼住宅發展項目—雅景軒

本集團預計能在短期內出售餘下的頂樓複式住宅物業，收回全部投資，預計總銷售收入約1,700,000澳元。

中國珠海海天花園

珠海獨有的地理優勢，與及其高新技術產業基地的城市發展定位，均為吸引外商投資的有利條件。這將大幅提高住宅及商廈的需求，有助珠海市的房地產業發展。

目前，本集團持有的珠海海天花園項目已基本完成地面以下工程。

4. **基建項目投資**

京城高速公路有限公司(「京城」)

京城的全資附屬公司京冠高速公路有限公司於二零零零年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，所有財務資料由清盤官接管。本集團正密切留意清盤進度，以維護本集團的最終利益。

財務狀況

本集團財政基礎穩固，截至二零零一年十二月三十一日止，現金及銀行結餘接近412,000,000港元(二零零零年：約484,000,000港元)。

僱員

截至二零零一年十二月三十一日止，本集團共聘用657名僱員。年內之薪酬總額約為71,267,000港元。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定。本公司之股東於一九九三年九月三十日通過一項行政人員購股權計劃(「該計劃」)。該計劃特別為任職於本集團之行政人員及高級職員而設。根據該計劃，本公司董事可酌情邀請本集團之行政人員及／或僱員，接納購股權及按該計劃之條款認購本公司之股份。

暫停辦理股份過戶登記

本公司將由二零零二年五月二十八日(星期二)起至五月三十一日(星期五)(包括首尾兩天)止期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格(附於股票背面或分開遞交)最遲須於二零零二年五月二十七日(星期一)下午四時前交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

最佳應用守則

本公司於截至二零零一年十二月三十一日止年度內已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

審核委員會

於一九九九年三月，董事會已根據最佳應用守則的規定成立了一個審核委員會，並以書面列出其職權範圍。該委員會的成員包括本公司之兩名獨立非執行董事林濤先生及譚惠珠小姐。年內，審核委員會召開五次會議並作出多項建議。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

於聯交所網址公佈進一步資料

本公司根據上市規則附錄16第45(1)至45(3)段規定而須列載的財務及其他有關資料將於適當時間在聯交所的網址內公佈。

承董事會命
王幸東
董事總經理

香港，二零零二年四月二十三日

網址：*http://www.onfem.com*

股東週年大會通告

茲通告本公司謹訂於二零零二年五月三十一日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓宴會廳舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零一年十二月三十一日止年度之經審核綜合財務報告，董事會報告及核數師報告。
2. 重選退任董事及釐定董事之酬金。
3. 議定董事人數之上限為八名，並授權董事會在該限額內委聘新董事。
4. 續聘安達信公司為來年度之核數師及釐定彼等之酬金。
5. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文5(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文5(d)段)，行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份；及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文5(a)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)(如本公司董事會獲本公司股東另行通過普通決議案授權)本公司在通過是項決議案後購回之本公司股本面值總額(最多為相等於在本決議案日期本公司已發行股本面值總額百分之十)二者總和，惟因(i)配售新股(定義見下文5(d)段)或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外，上述5(a)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文6(b)段之規限下，一般性及無條件批准董事會於有關期間(定義見下文6(c)段)，按照所有適用法例及／或香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所不時修訂之證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(b) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)段授予董事會之批准亦須受此數額限制；

(c) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 處理任何其他事項。

承董事會命
王幸東
董事總經理

香港，二零零二年四月二十三日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在進行投票時代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓，方為有效。
3. 本公司將由二零零二年五月二十八日星期二至二零零二年五月三十一日星期五止(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格(附於股票背頁或分開遞交)最遲須於二零零二年五月二十七日星期一下午四時正交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。



ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

截至二零零一年十二月三十一日止年度
業績公佈

財務業績

東方有色集團有限公司(「本公司」)董事會謹宣佈截至二零零一年十二月三十一日止年度本公司及其附屬公司(「本集團」)經審核綜合業績，並與二零零零年之比較數字如下：

綜合收益表

	附註	截至十二月三十一日止年度 二零零一年 千港元	二零零零年 千港元
營業額	3	315,580	470,641
銷售成本		(297,006)	(364,674)
毛利		18,574	105,967
其他收入		26,881	40,309
分銷費用		(3,837)	(9,111)
行政費用		(205,717)	(142,678)
其他經營開支		(1,823)	(4,792)
投資物業重估(虧損)收益		(36,500)	31,300
非買賣證券減值撥備		(140,047)	—
居間控股公司貸款撥備		(23,803)	—
應收款項及呆壞賬撥備 — 其他應收款		(20,000)	—
物業按金減值撥備撥回		12,000	—
清盤／出售一間附屬公司之收益		200	1,815
經營(虧損)溢利	4	(374,072)	22,810
財務成本		(8,731)	(14,505)
除税前(虧損)溢利		(382,803)	8,305
所得税開支	5	(13,944)	(2,391)
除税後(虧損)溢利		(396,747)	5,914
少數股東權益		23,013	5,611
年內淨(虧損)溢利		(373,734)	11,525
股息	6	—	—
每股(虧損)盈利			
每股基本(虧損)盈利(仙)	7	(48.40)	1.49

附註：

1. **控股股東**

香港特別行政區(「香港」)高等法院於二零零二年四月十日頒令委任Ferrier Hodgson & Co.的吊位主管John Lees及Desmond Chiang為本公司現時之控股股東—中國有色金屬(香港)集團有限公司(「中國有色香港」)的臨時清盤人，即時生效。本公司已要求臨時清盤人知會本公司有關中國有色香港而對本公司有影響的任何重大發展。

2. **採納會計實務準則(「會計實務準則」)**

於本年度，本集團首次採納以下由香港會計師公會頒佈全新及經修訂之會計實務準則：

會計實務準則	第9條(經修訂)	結算日後事項
會計實務準則	第14條(經修訂)	租賃
會計實務準則	第26條	分類報告
會計實務準則	第28條	撥備、或然負債及或然資產
會計實務準則	第29條	無形資產
會計實務準則	第30條	業務合併
會計實務準則	第31條	資產減值
會計實務準則	第32條	綜合財務報表及於附屬公司之投資之會計處理

因採納新的香港會計準則而進行之追溯調整

[illegible]

本集團已估算其資產之公平值，包括前期已列入續入盈餘之有關商譽。由此，本集團已就進行收購時所產生之商譽減值追溯重列前期續入盈餘及二零零零年十二月三十一日之保留盈余，調整總額為170,485,000港元。

因此，為符合一致之呈報方式，上一年度的若干比較數字已予重列。

3. **分類資料**

本集團擁有以下主要業務分類：

製造及貿易：　石油、化工產品及防火材料製造及貿易
建築合約：　設計及安裝玻璃幕牆及鋁材窗、機電工程施工及建築業務

與上述地理區域有關之營業額及溢利之同比例關係並無重大差異，故並無對來自上述地區域之溢利貢獻進行分析。

4. **經營(虧損)溢利**

經營(虧損)溢利經(計入)及扣除以下各項後釐定：

	二零零一年 千港元	二零零零年 千港元
物業、廠房及設備折舊	6,580	7,248
持作出售機器可變現淨值撥備	3,714	—
關於合約工程應收客戶款項總額之撥備	11,935	—
物業、廠房及設備減值之虧損	7,543	3,069
出售物業、廠房及設備虧損	100	152
呆壞賬撥備(不包括其他應收款)	47,744	5,205
陳舊存貨撥備	5,236	347
買賣證券重估之未變現(收益)虧損	(1,011)	822
投資物業之租金及管理費收入總額	(12,083)	(11,993)

5. **所得税開支**

由於本集團本年度無應課税溢利，故並無作出香港利得税撥備(二零零零年：就香港產生之估計應課税溢利按16%税率作出香港利得税撥備)。海外税項就各司法管轄區之應課税溢利按現行税率計算。

	二零零一年 (千港元)	二零零零年 (千港元)
香港利得税		
撥備	—	730
過去年度撥備不足	544	488
海外税項	13,400	1,173
	13,944	2,391

6. **股息**

董事會不建議派發截至二零零一年十二月三十一日止年度之股息(二零零零年：無)。

7. **每股(虧損)盈利**

每股基本(虧損)盈利乃按經審核股東應佔綜合虧損約373,734,000港元(二零零零年：溢利約11,525,000港元)及年內已發行普通股加權平均數目為772,181,783股(二零零零年：772,181,783股)之基準而計算。

由於本年度並無潛在攤薄股份(二零零零年：無)，故無披露每股攤薄(虧損)盈利數字。

綜合資產負債表

	於十二月三十一日 二零零一年 千港元	二零零零年 千港元
非流動資產	315,494	483,099
流動資產	871,162	1,113,647
流動負債	(508,563)	(502,856)
淨流動資產	362,599	610,791
資產減流動負債總額	678,093	1,093,890
非流動負債	(5,958)	(42,490)
	672,135	1,051,400
資本及儲備		
股本	77,218	77,218
其他儲備	1,011,922	993,388
累計虧損	(453,021)	(77,890)
	636,119	992,716
少數股東權益	36,016	58,684
	672,135	1,051,400

債項及還款期分析

於二零零一年十二月三十一日之未償還債項總額約為208,000,000港元(二零零零年：約230,000,000港元)。本集團於二零零一年十二月三十一日之總債項及還款期分析如下：

	二零零一年 千港元	二零零零年 千港元
應於下列期間償還：		
一一年內	204,631	189,812
一二年	193	36,631
一三至五年	758	722
一五年以上	2,423	2,739
	208,005	229,904

業務回顧

1. **工業油脂產品生產與貿易**

積架石油化工集團有限公司(「積架」)

年內，積架業績未如理想，主要是由於歐美以至全球經濟急速放緩，海外買家紛紛延遲或取消訂單。國內生產商則轉用廉價品牌，令各石油化工產品供應商大幅降價以圖生存。

於二零零一年，積架積極開發華中及華北地區市場，於無錫、常州、蘇州、武漢及南京設立分銷網。近期，積架亦看準中國政府加速開發西部，於漢中、重慶及成都等主要工業城市設立分銷網。海外市場方面，積架積極進軍東南亞地區，並已於年底在新加坡、馬來西亞及泰國設立分銷商。

此外，在香港工業北移的大趨勢下，積架現正埋首產品開發，務求擴大香港的零售及消費產品市場。自五月重奪日本頂級壓鑄系列—「日米株式會社」(Nichibei)全線產品於香港及中國之總代理權後，積架亦正重新展開「日米」系列產品的銷售工作。

積架近兩年努力開源節流，成效漸顯，預料華南業務將會隨歐美經濟的復甦逐步回升。

2. **專業建築**

瑞和集團工程有限公司(「瑞和」)

由於本港地產市道仍受金融風暴陰霾籠罩，商廈近年又大幅減少採用玻璃幕牆，建築業可謂雪上加霜。白熱化的競爭更觸發了多輪減價戰。年內，瑞和的總營業額約為138,610,000港元。

為了適應本地市場的變化，瑞和決定分散風險，轉攻具龐大發展潛力的國內市場，針對由香港地產發展商或建築師所參與的國內發展項目，提供一貫的優質產品及設計，並以國內重要城市的優質幕牆工程為瑞和未來數年的主要目標。

多利加工程集團有限公司(「多利加」)

多利加繼上年度承接了北京東方廣場西公寓及香港九號集裝箱碼頭這兩個大型機電分包工程後，年內又取得國內及香港多項機電工程項目，包括：重慶時代廣場工程、香港東鐵支線大圍車廠及西鐵美孚車站工程，截至二零零一年十二月三十一日，手頭合約的價值約為266,675,000港元。

環保業務方面，多利加累積了兩年的市場及產品開拓經驗，目前已鎖定幾種設備及系統作重點發展。其中熱泵節能熱水器產品已成功進入香港市場，另太陽能產品的推廣亦正起步。由於港府大力推動節能產品的應用，相信有助該產品的推廣及銷售。國內的環保市場更見商機處處，2008年奧運會及"入世"效應促使國家對環境污染問題的治理嚴加重視。多利加現已初步進行有關市場和產品的研究及測試，把握良機，相信會逐漸見到成績。

銀豐集團有限公司(「銀豐」)

銀豐本年度營業額較去年大幅上升29%，歸功於二零零零年初開始展開的一系列整頓措施。銀豐現時的經營及管理模式均已顯著改善，競爭能力大大提高，令營業額得以上揚。

年內，銀豐先後與多家具雄厚實力的公司簽訂協議，相信可為銀豐帶來穩定收益。除了原來的核心業務(即以「百間牌」出產全系列木門)外，銀豐亦涉足木材及木器製品，兩者開始發揮相輔相承的規模效益。至於環保吸音工程，繼西鐵天水圍站後，銀豐於二零零二年初更取得元朗及朗屏站工程合約。

銀豐在國內的業務亦穩步上揚，訂單與日俱增。年內更添置了生產設備，以適應不斷增長的生產需要，而整體成本亦大幅下調。截至年底，銀豐在手合約的價值約35,000,000港元。

為配合未來業務發展需要，銀豐特於二零零一年底在東莞成立管理中心，應用最新資訊科技，統籌中港各區辦事處的資訊及資源管理，為銀豐提供即時資訊，讓管理層能作出及時、適當的反應和決策。憑藉其大中華市場的既有網絡，銀豐將可掌握中國入世和申奧成功的無限商機，深信來年發展將漸入佳境。

3. **地產發展及物業管理**

中環雪廠街29號東方有色大廈

截至二零零一年十二月止，東方有色大廈的出租率維持於87%的水平，租客包括國際性和跨國企業的駐港辦事處。年內，收租情況和租客質素理想，為本集團帶來12,083,000港元的租金收益。管理層意識到香港經濟的轉變，正積極加強租務和大廈管理工作。

澳洲悉尼住宅發展項目—雅景軒

本集團預計能在短期內出售餘下的頂樓複式住宅物業，收回全部投資，預計總銷

3. 分類資料

本集團擁有以下主要業務分類：

製造及貿易：	石油、化工產品及防火材料製造及貿易
建築合約：	設計及安裝玻璃幕牆及鋁材窗、機電工程施工及建築業務
物業租賃：	從出租物業賺取租金收入並自物業長期升值中獲取收益
物業發展：	於中國國內的住宅和商業物業的發展
證券投資及買賣：	買賣及投資證券

本集團按業務及地區分類之收入及業績分析如下：

按業務分類：

二零零一年

	建築合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	其它 千港元	合計 千港元
收入							
向外部客戶所作銷售	252,014	50,598	12,083	—	885		315,580
部門之間銷售額	—	—	—	—	—		—
總營業額	252,014	50,598	12,083	—	885		315,580
業績							
分類業績	(160,916)	(6,573)	(41,945)	(126)	(138,367)		(347,927)
未分攤之公司淨開支							(26,145)
經營(虧損)/盈利							(374,072)
財務成本							(8,731)
稅項							(13,944)
少數股東權益							23,013
股東應佔稅後虧損							(373,734)

二零零零年

	建築合約 千港元	製造及貿易 千港元	物業租賃 千港元	物業發展 千港元	證券投資及買賣 千港元	其它 千港元	合計 千港元
收入							
向外部客戶所作銷售	395,315	62,604	11,993	—	729		470,641
部門之間銷售額	—	—	—	—	—		—
總營業額	395,315	62,604	11,993	—	729		470,641
業績							
分類業績	(9,135)	(3,032)	34,017	(2,233)	(168)		19,449
未分攤之公司淨收入							3,361
經營盈利(虧損)							22,810
財務成本							(14,505)
稅項							(2,391)
少數股東權益							5,611
股東應佔稅後(虧損)盈利							11,525

按地區分類：

	二零零一年 千港元 營業額	二零零零年 千港元 營業額
香港及澳門	142,401	208,127
中華人民共和國	173,179	261,599
日本及其他東南亞國家	—	915
	315,580	470,641

一三至五年	758	722
一五年以上	2,423	2,739
	208,005	229,904

本集團透過各種方式獲得資金來源，以維持成本與及風險之間的平衡。截至二零零一年十二月三十一日止，除來自一般營運之資金、銀行存款以及手頭現金外，本集團亦透過銀行貸款及透支獲得資金約206,000,000港元(二零零零年：約228,000,000港元)。

財務風險及管理

本集團財務風險管理策略包括資金來源多元化、延長信貸期限及分散還款到期日。截至二零零一年十二月三十一日止年度，財務成本總額約為9,000,000港元，與二零零零年之約15,000,000港元相比，下降40%。

於二零零一年十二月三十一日，本集團以人民幣及美元列值之未償還銀行貸款分別約為人民幣65,000,000元(二零零零年：約人民幣45,000,000元)及約5,000,000美元(二零零零年：約12,000,000美元)。餘下之未償還銀行貸款乃以港元列值。

或然負債

本集團曾為附屬公司所獲銀行信貸向銀行提供擔保。於二零零一年十二月三十一日，本集團為若干附屬公司所獲銀行信貸而向銀行提供之擔保為數約255,000,000港元(二零零零年：約221,000,000港元)，本集團就建築合約責任而向建築合約僱主提供之擔保為數約93,000,000港元(二零零零年：約85,000,000港元)。

抵押本集團資產

於二零零一年十二月三十一日，本集團抵押若干物業之總值為237,092,000港元(二零零零年：273,773,000港元)。此外，本公司與本集團分別將約114,168,000港元(二零零零年：約89,019,000港元)及約132,598,000港元(二零零零年：118,516,000港元)的現金存款抵押予銀行，作為若干銀行為本集團若干附屬公司提供一般銀行備用信貸及向客戶發出履約保函的抵押品。

流動資金及財務資源

本集團之財務狀況良好。於二零零一年十二月三十一日，其資本負債率保持為17.5%(於二零零零年十二月三十一日：14.4%)。其手頭現金及銀行結餘合共約為412,000,000港元(於二零零零年十二月三十一日：484,000,000港元)。

核數師報告概要

就本集團截至二零零一年十二月三十一日止年度之財務報告，核數師報告中載有保留意見，乃由於核數師評估下列投資所獲得提供資料之限制所致；

「審核範圍之限制

集團持有京城高速公路有限公司(「京城」)之普通股份約為百分之十五點三。京城乃一間於英屬處女島成立之公司，集團之總投資金額約為二億四千四百萬港元。截至二零零零年十二月三十一日止之賬面淨值約為一億二千二百萬港元。集團在本年度再作約一億二千二百萬元之撥備，使此項投資在二零零一年十二月三十一日時已全數撥備。京城之主要全資附屬公司京冠高速公路有限公司(「京冠」)於二零零零年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，由於所有財務資料由清盤官接管，集團未能提供足夠財務資料以使我們可釐定京城或京冠之合理價值，我們亦沒法進行其他滿意之核數程序以取得足夠證據以釐定該投資之合理價值。

除本行若能獲得集團於京城投資之充份憑證以釐定其合理價值，而可能須作出任何調整外，本行認為財務報告已真實與公平地反映公司及集團於二零零一年十二月三十一日之財政狀況及集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定妥善編製。」

業績及業務回顧

業績

本集團截至二零零一年十二月三十一日止之營業額為315,580,000港元，較上年度下降33%。於回顧年度，股東應佔虧損達373,734,000港元。

與二零零零年錄得盈利比較，本集團於二零零一年財政年度轉盈為虧，一方面是因為旗下附屬公司的業務受到外圍經濟持續低迷的負面影響，另一方面是由於本集團期內須為東方有色大廈的估值、京城高速公路項目及證券投資作大幅撥備。雖然如此，本集團財務狀況仍然良好。

大廈管理工作。

澳洲悉尼住宅發展項目—雅景軒

本集團預計能在短期內出售餘下的頂樓複式住宅物業，收回全部投資，預計總銷售收入約1,700,000澳元。

中國珠海海天花園

珠海獨有的地理優勢，與及其高新技術產業基地的城市發展定位，均為吸引外商投資的有利條件。這將大幅提高住宅及商廈的需求，有助珠海市的房地產業發展。

目前，本集團持有的珠海海天花園項目已基本完成地面以下工程。

4. **基建項目投資**

京城高速公路有限公司(「京城」)

京城的全資附屬公司京冠高速公路有限公司於二零零零年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，所有財務資料由清盤官接管。本集團正密切留意清盤進展，以維護本集團的最終利益。

財務狀況

本集團財政基礎穩固，截至二零零一年十二月三十一日止，現金及銀行結餘接近412,000,000港元(二零零零年：約484,000,000港元)。

僱員

截至二零零一年十二月三十一日止，本集團共聘用657名僱員。年內之薪酬總額約為71,267,000港元。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定。本公司之股東於一九九三年九月三十日通過一項行政人員購股權計劃(「該計劃」)。該計劃特別為任職於本集團之行政人員及高級職員而設。根據該計劃，本公司董事可酌情邀請本集團之行政人員及／或僱員，接納購股權及按該計劃之條款認購本公司之股份。

暫停辦理股份過戶登記

本公司將由二零零二年五月二十八日(星期二)起至五月三十一日(星期五)(包括首尾兩天)止期間暫停辦理股份過戶登記手續。如欲出席股東週年大會，所有股票連同已填妥之過戶表格(附於股票背面或分開遞交)最遲須於二零零二年五月二十七日(星期一)下午四時前交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

最佳應用守則

本公司於截至二零零一年十二月三十一日止年度內已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

審核委員會

於一九九九年三月，董事會已根據最佳應用守則的規定成立了一個審核委員會，並以書面列出其職權範圍。該委員會的成員包括本公司之兩名獨立非執行董事林濬先生及譚惠珠小姐。年內，審核委員會召開五次會議並作出多項建議。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

於聯交所網址公佈進一步資料

本公司根據上市規則附錄16第45(1)至45(3)段規定而須列載的財務及其他有關資料將於適當時間在聯交所的網址內公佈。

承董事會命
王樂東
董事總經理

香港，二零零二年四月二十三日

網址：*http://www.onfem.com*

股東週年大會通告

茲通告本公司謹訂於二零零二年五月三十一日星期五上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓宗廳舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零一年十二月三十一日止年度之經審核綜合財務報告，董事會報告及核數師報告。
2. 重選退任董事及釐定董事之酬金。
3. 議定董事人數之上限為八名，並授權董事會在該限額內委聘新董事。
4. 續聘安達信公司為來年度之核數師及釐定彼等之酬金。
5. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文5(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文5(d)段)，行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份；及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 本公司董事會依據上文5(a)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)(如本公司董事會獲本公司股東另行通過普通決議案授權)本公司在通過是項決議案後購回之本公司股本面值總額(最多為相等於在本決議案日期本公司已發行股本面值總額百分之十)二者總和，惟因(i)配售新股(定義見下文5(d)段)或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文6(b)段之規限下，一般性及無條件批准董事會於有關期間(定義見下文6(c)段)，按照所有適用法例及／或香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所不時修訂之證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(b) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)段授予董事會之批准亦須受此數額限制；

(c) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

8. 處理任何其他事項。

承董事會命
王樂東
董事總經理

香港，二零零二年四月二十三日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在進行投票時代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓，方為有效。
3. 本公司將由二零零二年五月二十八日星期二至二零零二年五月三十一日星期五止(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格(附於股票背面或分開遞交)最遲須於二零零二年五月二十七日星期一下午四時正交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。